                                  STATE OF MINNESOTA

                   BEFORE THE MINNESOTA PUBLIC UTILITIES COMMISSION

EDWARD GARVEY                           CHAIR
JOEL JACOBS                             COMMISSIONER
MARSHALL JOHNSON                        COMMISSIONER
GREGORY SCOTT                           COMMISSIONER
LeROY KOPPENDRAYER                      COMMISSIONER

                                        DOCKET NO. G-002/PA________

IN THE MATTER OF A REQUEST BY
NORTHERN STATES POWER COMPANY                           PETITION FOR APPROVAL
FOR APPROVAL OF A TRANSFER OF
GAS UTILITY ASSETS TO A NEWLY
INCORPORATED SUBSIDIARY AND
AFFILIATED INTEREST AGREEMENTS



I.   INTRODUCTION AND SUMMARY

     Pursuant to Minn. Stat. Sections 216B.48 and .50 and related Minnesota Rules, Northern States Power Company ("NSP" or the "Company") requests approval from the Minnesota Public Utilities Commission ("MPUC" or "Commission") of (1) the transfer of gas utility assets and related liabilities previously owned by Black Mountain Gas Company of Arizona to a newly-formed subsidiary of NSP, which will be named Black Mountain Gas Company ("New BMG"); and (2) an unexecuted Administrative Services Agreement and an unexecuted Tax Sharing Agreement (the "Agreements") with New BMG. NSP proposes the new Agreements be effective on the date New BMG becomes an operating subsidiary of NSP, proposed to be May 1, 1999. NSP believes approval of the transfer is necessary because NSP has Minnesota electric and

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natural gas public utility operations.(1) Approval of the Agreements is necessary because New BMG will be a subsidiary of NSP.

     On December 29, 1997, NSP and Black Mountain Gas Company, an Arizona corporation ("Old BMG") entered into a Merger Agreement. The structure of the transaction was for Old BMG to be merged directly into NSP with NSP as the survivor and Old BMG ceasing to exist. At the time of executing the Merger Agreement, NSP believed that such structure was appropriate and required to effectuate the acquisition of Old BMG under the Federal Public Utility Holding Company Act (PUHCA). All regulatory filings associated with the merger and the proxy materials presented to the BMG shareholder for approval of the merger were premised on this structure. This Commission approved the merger of Old BMG into NSP by Order, dated May 7, 1998, in Docket No. G002/PA-98-108. The merger was completed in July 1998.

     In hindsight, NSP realizes that the corporate structure chosen was not necessarily the best structure. For the reasons explained below, NSP believes the Old BMG operations should be conducted through a wholly-owned subsidiary and not as part of the direct operations of NSP. For this reason, NSP is requesting that the Commission issue an Order approving NSP's transfer of the gas utility assets associated with the former operations of Old BMG to a newly-formed subsidiary, New BMG. This transfer will benefit NSP, its customers in Minnesota and the customers of New BMG in Arizona. Further, NSP is requesting the Commission approve affiliated interest agreements between NSP and New BMG.

--------------
    (1)NSP understands the issue of Commission jurisdiction over the transfer of assets outside Minnesota is presently being contested in Docket No. E017/PA-99-1345. For purposes of this Petition, NSP assumes Commission jurisdiction.

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     NSP's Minnesota utility operations will not be adversely affected by these transactions. NSP respectfully requests expedited review of this Petition and seeks approval by mid-April, 1999.

II.  GENERAL FILING INFORMATION

     Pursuant to Rule 7829.1300, subp. 3, NSP submits the following:

     A.   SUMMARY OF FILING.

          Pursuant to Minn. Rule 7829.1300, subp. 1, attached is a one-paragraph summary of the Petition.

     B.   SERVICE ON OTHER PARTIES.

          Pursuant to Minn. Rule 7829.1300, subp. 2, NSP will serve a copy of this filing on the parties to Docket No. G002/PA-98-108. In addition, NSP will serve a copy of the summary prepared in accordance with Minn. Rule 7829.1200, subp. 1, on all parties on the NSP Gas general service list. A copy of the general service list for this filing was also served on each such party.

     C.   GENERAL FILING INFORMATION.

          Pursuant to Minn. Rule 7829.1300, subp. 3, NSP provides the following general information.

          1.   NAME, ADDRESS AND TELEPHONE NUMBER OF UTILITY.

               Northern States Power Company
               414 Nicollet Mall
               Minneapolis, Minnesota  55401
               (612) 330-5500

          2.   NAME, ADDRESS AND TELEPHONE NUMBER OF UTILITY ATTORNEY.

               James P. Johnson
               Senior Attorney
               Northern States Power Company
               414 Nicollet Mall
               Minneapolis, Minnesota  55401
               (612) 330-5889

               Samuel L. Hanson
               Michael C. Krikava

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               Briggs and Morgan
               2400 IDS Center
               80 South Eighth Street
               Minneapolis, MN  55402
               (612) 334-8445

          3.   DATE OF FILING AND DATE PROPOSED AGREEMENTS WILL TAKE EFFECT.

          This Petition is being filed on January 13, 1999. NSP requests approval of the proposed transfer and the Agreements effective on the date New BMG becomes an operating subsidiary of NSP, proposed to be May 1, 1999.

          4.   STATUTE CONTROLLING SCHEDULE FOR PROCESSING THE FILING.

          Minn. Stat. Sections 216B.48 and .50 and Minn. Rule 7825.2200 govern the substantive criteria for the filing. These provisions do not establish an explicit time deadline for Commission action.

          Pursuant to Rule 7829.1300, initial written comments are due thirty
          (30) days after filing with reply comments due ten (10) days thereafter.

          5.   TITLE OF UTILITY EMPLOYEE RESPONSIBLE FOR FILING.

                    Dennis C. Fulton
                    Director, Gas Finance and Rates
                    Northern States Power Company
                    825 Rice Street
                    St. Paul, Minnesota  55117
                    (651) 229-2259

     All additional information required by the applicable Minnesota Rules is contained in the remainder of this Petition and attachments thereto.

     If any additional information is required, please contact Mr. Fulton at the address and telephone number listed above.

III. THE LEGAL STANDARDS FOR REVIEW

     Minn. Stat. Sections 216B.48 and .50 (1996) govern the Commission's review of this Petition. Minn. Stat. Section 216B.48 (1996) provides, in relevant part:

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     The Commission shall approve the contract or arrangement made or entered into after that date only if it clearly appears and is established upon investigation that it is REASONABLE AND CONSISTENT WITH THE PUBLIC INTEREST. (Emphasis added).

     Minn. Stat. Section 216B.50 provides in relevant part:

     Upon the filing of an application for the approval and consent of the commission thereto the commission shall investigate, with or without public hearing, and in case of a public hearing, upon such notice as the commission may require, and if it shall find that the proposed action is CONSISTENT WITH THE PUBLIC INTEREST it shall give its consent and approval by order in writing.(Emphasis added).

     In this Petition, NSP will demonstrate that the transactions fully comply with the requirements of Minn. Stat. Sections 216B.48 and .50 (1996) and are consistent with the public interest. The Parties are undertaking these transactions to create a corporate structure that will be better for NSP, its Minnesota customers and the customers of New BMG in Arizona. The Parties have structured the transactions so that NSP's Minnesota utility operations will not be adversely effected. This meets the legal standard established in MATTER OF PROPOSED MERGER OF MINNEGASCO, INC. WITH AND INTO ARKLA, INC., Docket No. G-008/PA-090-604 (1990) and MATTER OF PROPOSED MERGER OF MINNEGASCO, INC. WITH AND INTO HOUSTON INDUSTRIES, INC. AND HOUSTON LIGHTING AND PAPER CO., Docket No. G-008/PA-96-950 (1997). In addition, NSP's Arizona gas utility operations and customers will benefit.

IV.  THE  PARTIES

     NSP is an investor-owned gas and electric utility incorporated in the state of Minnesota. Its historic service area includes parts of Minnesota, Wisconsin, Michigan, North Dakota and South Dakota. NSP (Minnesota) currently provides natural gas utility service to approximately

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400,000 customers in Minnesota, North Dakota and South Dakota.(2)  NSP also provides electric utility service to about 1.3 million customers in these same States. NSP (Wisconsin), a wholly-owned subsidiary of NSP, provides gas and electric service in Wisconsin and Michigan.

     New BMG will be a newly-formed subsidiary of NSP, and a corporation incorporated in the state of Minnesota. It will be the recipient of the transfer of NSP's gas utility assets and associated liabilities in Maricopa County, Arizona, and will be engaged in business as a local gas distribution company there. New BMG's assets, liabilities and operations are intended to be virtually identical to the assets, liabilities and operations of Old BMG had it continued in existence as a subsidiary of NSP and had not been merged into NSP. New BMG's Cave Creek division will serve about 5,000 natural gas customers in areas in and around Phoenix and Scottsdale. Its Page Division will serve about 1,300 customers in the City of Page through underground distribution of propane vapor. New BMG will also provide propane service to an area in Coconino County, Arizona, through a subsidiary, Lake Powell Propane.

V.   PETITION FOR APPROVAL OF ASSET TRANSFER

     By an Agreement dated December 29, 1997, NSP and Old BMG agreed to merge into a single company, with NSP as the survivor. The Agreement contemplated a "pooling of interests" merger. As explained previously, NSP now has realized that it would be more appropriate to have the Old BMG operations conducted through a subsidiary on a long term

--------------
    (2)NSP recently established a retail operation in South Dakota, and is presently serving less than 10 retail transportation-only customers pursuant to tariff on file with the South Dakota PUC. SEE Docket NG97-21, final action pending.

                                       6
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basis.  The purpose of this application is to seek the requisite authority to cause the NSP operations of Old BMG to be transferred to such subsidiary.

     There are several concerns with the current structure under which the Old BMG operations are conducted directly by NSP. First, NSP becomes fully subject to regulation as a public utility by the Arizona Corporation Commission (the "Arizona Commission"), which will result in unnecessary expense to NSP. It also will impose an unnecessary level of complexity to the Arizona Commission in regulating the Old BMG operations and will require NSP to present various issues to the Arizona Commission that are irrelevant to Arizona gas ratepayers. For example, NSP would appear to need Arizona Commission approval to issue securities even if the proceeds of the securities are to finance NSP's electric operations in Minnesota. SEE ACC Rule R14-2-805 (1992).

     In addition, the Old BMG operations make up only 1.4% of total NSP natural gas customers, .03% of total NSP gas investment, and 1.4% of total NSP retail gas revenues. In rate cases for Old BMG's operations in Arizona, NSP would need to segregate the Old BMG assets and financial results from its total NSP Company financial statements. In such rate cases, NSP would also need to create a stand-alone, imputed capital structure for Old BMG in order to determine, among other things, an appropriate return on equity.

     The creation of a subsidiary also will enhance accurate allocation of costs to New BMG. At the present time, NSP is segregating all operating and employee costs of Old BMG's operations from NSP's other gas utility operations and allocating certain NSP corporate costs to the Arizona jurisdiction. Yet, accounting and allocating these various segregated and common expenses is a difficult task, which complicates accounting for the costs of the Minnesota

                                       7
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jurisdiction gas operations.  By creating a subsidiary, all direct day-to-day operating expenses of New BMG obviously would be reported in the stand-alone financial statements of New BMG. Any services provided by NSP to New BMG would be charged-back pursuant to the Administrative Services Agreement between NSP and New BMG that would be approved by this Commission and the Arizona Commission.

     As part of this restructuring and completion of its acquisitions of the Old BMG operations, NSP is also seeking the approval of the Securities and Exchange Commission ("SEC") under the Public Utility Holding Company Act of 1935, as amended. SEC approval is contingent upon approval of the restructuring of BMG's operations into New BMG by this Commission.

     Appendix 1 provides the proposed accounting entries for the transfer of the Old BMG assets and liabilities of NSP to New BMG. The pooling of interests, approved in Docket No. G002/PA-98-108, will not be affected. The transaction will occur at "book value," and NSP will experience no gain or loss associated with the transfer. The pre-existing Old BMG debt will be assigned to New BMG.

VI.  PETITION FOR APPROVAL OF AFFILIATED INTEREST AGREEMENTS

     Following completion of the transfer of Old BMG's operations to New BMG, NSP and New BMG will be affiliated interests under Minn. Stat. Section 216B.48. The parties thus would enter into certain affiliated interest agreements ("Agreements") to define the terms of their relationship. In particular, NSP requests approval of an Administrative Services Agreement and a Tax Sharing Agreement with New BMG.

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

     Appendix 2 contains certain documentation required by Rule 7825.2200, including a copy of the Agreements in Attachment 2-A. In addition, NSP is providing in Appendix 2 the information required pursuant to the filing guidelines recently approved in Docket G,E-999/CI-98-651.

     As a result of the NSP/Old BMG merger, NSP provides various corporate and other services to its retail gas operations in Arizona and makes an internal (to
NSP) allocation of costs to the Arizona gas operation, just as NSP provides an internal allocation to its retail gas operations in North Dakota. The cost of service settlement approved by the Commission in the NSP Gas rate case (Docket No. G002/GR-97-1606) provides for an adjustment to the 1998 test year cost of service to reflect this allocation to NSP's Arizona gas operations.

     As a result of the proposed transfer to New BMG, the internal NSP cost allocation will be replaced by a charge-back via the Administrative Services Agreement ("ASA"). The proposed Administrative Service Agreement provides a contractual mechanism whereby NSP and New BMG can provide various services to each other in order to take advantage of efficiencies and economies of scale and charge each other on a fully-allocated cost basis.(3) The Tax Sharing Agreement ("TSA") will allow NSP and New BMG to reflect the impacts of NSP's consolidated corporate tax return, and is similar to numerous TSAs between NSP and subsidiaries previously approved by the Commission.

--------------
    (3)NSP Gas will not provide SCADA or gas dispatch services to New BMG, as it does for NSP(W) and Viking Gas. If such services were provided in the future, NSP Gas would file an appropriate agreement for Commission approval.

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     The Agreements are proposed to be effective on the date New BMG is established as an operating subsidiary of NSP, proposed to be May 1, 1999. The Agreements may be terminated by either party on 60 days notice thereafter.

     In order to minimize the risk that the Commission and Arizona Corporation Commission ("Arizona Commission") reach conflicting decisions, the ASA and TSA are being filed for review and approval by the Arizona Commission contemporaneous with the instant filing. If requested, NSP will share pertinent materials from the Arizona Commission proceeding with the Commission and parties to this proceeding.

VII. THE TRANSACTIONS ARE IN THE PUBLIC INTEREST

     The transactions will not change the operations of NSP or the provision of electric or natural gas service to Minnesota customers. The transfers will have no material immediate or direct impact on the rates and other tariffs of NSP on file with and approved by the Commission, and will provide for better financial management of the Arizona gas operations, and thus less complex financial management (and thus jurisdictional accounting) for the Minnesota jurisdiction gas operations. The transfer would thus serve the public interest and should be approved.

     Moreover, the proposed Administrative Services Agreement and Tax Sharing Agreements are in the public interest and satisfy the requirement of Minn. Stat.
Section 216B.48.  Thus the proposed transfer and Agreements should be approved.

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

VIII.     PROCEDURE SCHEDULE

     NSP respectfully requests the following schedule to permit a timely closing of the transfer to New BMG:

     Filing Date:   January 13, 1999

     Intervener Comments:   30 days after filing

     Reply Comments:  10 days after initial comments

     Commission Order:   Approximately 90 days after filing

IX.  ACCOMPANYING MATERIALS

     The following attachments are a list of all the materials and supporting documentation accompanying this Petition. This material is intended to constitute the material required by Minn. R. part 7825.1400, 7825.1500, 7825.1800 and 7825.2200:

     Appendix 1 -   Proposed Accounting Entries

     Appendix 2 -   Rule 7875.2200 Information

X.   OFFICIAL SERVICE LIST

     Pursuant to Rule 7829.0700, NSP Gas respectfully requests the following persons be placed on the Commission's official service list for this proceeding:

     James P. Johnson                   Dennis C. Fulton
     Senior Attorney                    Director, Gas Finance and Rates
     Law Department                     Northern States Power Company
     Northern States Power Company      825 Rice Street
     414 Nicollet Mall - 5th Floor      St. Paul, MN 55117
     Minneapolis, MN 55401

     Samuel L. Hanson                   Mark Hervey
     Michael C. Krikava                 General Manager, Revenue Requirements

     Briggs and Morgan                  Northern States Power Company
     2400 IDS Center                    414 Nicollet Mall - 4th Floor
     80 South Eighth Street             Minneapolis, MN 55401
     Minneapolis, MN 55401

XI.  REQUESTED COMMISSION ACTION

     Based on all of the information provided in this Petition, the Commission should find that the transactions are consistent with the public interest and should be approved.

Dated: January 13, 1999.      Respectfully submitted,

                              BRIGGS AND MORGAN


                              By /s/
                                 ----------------------------------------
                                       Samuel L. Hanson (#41051)
                                       Michael C. Krikava (#182679)
                              2400 IDS Center
                              80 South Eighth Street
                              Minneapolis, MN 55402
                              (612) 334-8445


                              ATTORNEYS FOR NORTHERN STATES POWER COMPANY

                              Dennis C. Fulton
                              Director, Gas Finance and Rates
                              Northern States Power Company
                              825 Rice Street
                              St. Paul, MN 55117
                              (651) 229-2259

                               STATE OF MINNESOTA
                                   BEFORE THE
                           PUBLIC UTILITIES COMMISSION


IN THE MATTER OF A REQUEST BY           DOCKET NO. G-002/PA-99-________
NORTHERN STATES POWER COMPANY
FOR APPROVAL OF A TRANSFER OF
GAS UTILITY ASSETS TO A NEWLY
INCORPORATED SUBSIDIARY AND
AFFILIATED INTEREST AGREEMENTS


                                  SUMMARY OF FILING

     Take notice that on January 13, 1999, Northern States Power Company ("NSP") tendered for filing a petition for Commission approval of (1) the transfer of NSP's gas utility assets and related liabilities in the State of Arizona that were previously owned by Black Mountain Gas Company of Arizona to a newly-formed subsidiary of NSP, which will be named Black Mountain Gas Company ("New BMG") and (2) an Administrative Services Agreement and a Tax Sharing Agreement ("Agreements") between NSP and New BMG. NSP requests Commission approval of the Agreements by mid-April 1999, with the transfer of gas utility assets and liabilities to New BMG on May 1, 1999.

                                     APPENDIX 1

                            PROPOSED ACCOUNTING ENTRIES

                                     APPENDIX 2

                   FILING INFORMATION REQUIRED BY RULE 7825.2200

NORTHERN STATES POWER COMPANY
STATE OF MINNESOTA

Pursuant to Commission Rules 7825.2200, and the filing guidelines adopted in Docket No. G,E-999/CI-98-651, NSP provides the following information:

1.   A.   DESCRIPTIVE TITLE OF EACH CONTRACT OR AGREEMENT:

     Administrative Services Agreement between Northern States Power Company and Black Mountain Gas Company.

     Tax Sharing Agreement between Northern States Power Company and Black Mountain Gas Company.

     B.   GENERAL DESCRIPTION OF AGREEMENTS:

     In the original order in Docket No. G002/PA-98-108 dated May 7, 1998, the Commission approved the merger of NSP and Black Mountain Gas of Arizona ("Old BMG"). The merger was effectuated on July 16 1998. As a result of the merger, NSP provides various corporate and other services to its retail gas operations in Arizona. NSP is now seeking to transfer the Arizona retail gas operations by transfer to New BMG. As a result, the internal cost allocation will be replaced by an assignment and charge-back via an Administrative Services Agreement ("ASA"), and the impacts of NSP's consolidated corporate tax returns will be reflected through the TSA.

2.   A COPY OF THE CONTRACT OR AGREEMENT:

     Attachment 2-A contains a copy of the unexecuted ASA and TSA. The Agreements would be executed contemporaneous with the asset transfer to New BMG.

3. A LIST AND PAST HISTORY OF ALL CONTRACTS OR AGREEMENTS OUTSTANDING BETWEEN THE PETITIONER AND AFFILIATED INTEREST, THE CONSIDERATION RECEIVED BY THE AFFILIATED INTEREST FOR SUCH CONTRACTS OR AGREEMENTS, AND A VERIFIED SUMMARY OF THE RELEVANT COST RECORDS PERTAINING TO THE SAME.

     Not applicable.  New BMG would be a new subsidiary of NSP.

4. A DESCRIPTIVE SUMMARY OF THE PERTINENT FACTS AND REASONS WHY SUCH CONTRACT OR AGREEMENT IS IN THE PUBLIC INTEREST

     NSP only recently merged with Old BMG, so there has been little consolidation of gas operations. In addition, because of the significant distance between NSP's retail gas operations in Minnesota and the New BMG operations in Arizona, New BMG will operate on a less integrated basis than, for example, the NSP retail gas operations in North Dakota. As a result, the proposed ASA provides for services and a cost allocation similar to the ASA between NSP and Viking Gas Transmission Company ("Viking") approved in Docket No. G002/AI-93-1235, because both BMG and Viking will operate relatively autonomously from NSP Gas, with separate operations, management and financial statements.

     In addition, for those services provided by NSP, the assignment of costs to New BMG under the ASA will comply with the Commission's fully allocated costing principles adopted in the 1994 policy statement in Docket
     No. G,E-999/CI-90-1008 and the methods used by NSP to account for administrative services exchanged between NSP and its regulated and unregulated subsidiaries as approved in a series of Commission dockets over
     the past several years.   SEE, e.g., Docket No. E002/AI-97-1677 (Order
     dated January 15, 1998) (Ultra Power Technologies, Inc.); Docket
     No. E002/AI-97-300 (Order dated April 15, 1997) (Seren Innovations, Inc.); Docket No. E002/AI-94-1041 (Order dated February 9, 1995) (First Midwest Auto Park, Inc.). The cost impact to NSP caused by the change from an internal accounting allocation to a charge-back mechanism through the ASA is not expected to be material.(4)

5. COMPETITIVE BIDDING: IF INVITATIONS FOR SEALED WRITTEN PROPOSALS HAVE NOT BEEN MADE, AN EXPLANATION OF THE DECISIONS TO THE EFFECT WILL BE SUBMITTED

     Not applicable. In this case, NSP will be the vendor of services to New BMG. To the extent appropriate, New BMG will be able to use bidding processes or contract with third party vendors for certain services (e.g., distribution engineering and construction or gas supply management) if such third party services would provide lower costs than

--------------
    (4)Under the NSP cost allocation methods filed pursuant to the 1008 docket, NSP charges an overhead charge in addition to the actual costs incurred and billed to subsidiaries like BMG. Because of the relatively separate operations, NSP's accounting to date treated the Arizona gas operations more like a subsidiary than an NSP gas jurisdiction. (i.e., NSP charged back incurred costs plus overheads.) When New BMG becomes a subsidiary, NSP will also charge a working capital fee to New BMG's monthly inter-company bill. NSP imposes a similar fee on inter-company bills to Viking Gas, approved in Docket G002/AI-93-1235.

     procuring such services from NSP. The Arizona Commission would have jurisdiction to review the reasonableness of NSP cost charge-backs to New BMG in New BMG rate cases.

6.   ACCESS TO CUSTOMER INFORMATION

     New BMG will initially continue to use a customer billing system separate from the NSP CSS system. Also, NSP and New BMG are both regulated utilities who provide retail service subject to the rules and regulations of the MPUC and ACC, respectively.

                                   ATTACHMENT 2-A

                     COPY OF ADMINISTRATIVE SERVICES AGREEMENT
                             AND TAX SHARING AGREEMENT